Exhibit 99.1

THE SPROTT FOUNDATION ANNOUNCES SALE OF
UNITS OF SPROTT PHYSICAL GOLD TRUST

FOR IMMEDIATE RELEASE

TORONTO, August 17, 2011 – The Sprott Foundation, of which Eric Sprott is a director, announced today that as part of its long-term investment strategy, it is diversifying its holdings by selling 2,000,000 units of the Sprott Physical Gold Trust (the "Trust") and re-investing the proceeds from such sale into the silver sector.

Mr. Sprott, who personally owns 6,000,000 units of the Trust, continues to hold his units for investment purposes and may increase or decrease his investment in the Trust depending on market conditions or any other relevant factors.

About the Sprott Foundation

The Sprott Foundation is dedicated to addressing urgent human need, homelessness and hunger in Canada. It is a leader in providing funding to non-profit ventures which deal with the challenges of hunger and homelessness. The Sprott Foundation has always believed that philanthropy should offer recipients the means to become self-sufficient. In this spirit, the Foundation concentrates on focused giving, offering support to well-defined projects in its specific area of interest and taking a pro-active approach in interacting closely with the grant recipients.

For more information please contact:

(416) 203-2310 or 1 (877) 403-2310 or ir@sprott.com.